UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number      1-3543

PSI Energy, Inc.
      (Exact name of registrant as specified in its charter)

1000 East Main Street,      Plainfield,  IN 46168
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

First Mortgage Bonds, Series AAA, 7-1/8%
(Title of each class of securities covered by this Form)

See Attachment
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule l2g-4(a)(l)(i) X                Rule l2h-3(b)(l)(i) X

         Rule l2g-4(a)(l)(ii)                 Rule 12h-3(b)( I )(ii)

         Rule l2g-4(a)(2)(i)                  Rule l2h-3(b)(2)(ii)

         Rule l2g-4(a)(2)(ii)                 Rule l2h-3(b)(2)(ii)

                                              Rule l5d-6

Approximate number of holders of record as of the certification or notice date:
   Zero
         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   September 6, 2005         By: /s/Wendy L. Aumiller
                                  Wendy L. Aumiller, Vice President & Treasurer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays SEC2069(12-04) a currently valid 0MB control number.


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                     PSI Energy, Inc. Registered Securities

 DEBT ISSUE INTEREST            MATURITY   PRINCIPAL           PRINCIPAL AMOUNT
DESCRIPTION  RATE   DATE ISSUED    DATE    AMOUNT ISSUED  CUSIP   OUTSTANDING

FIRST MORTGAGE BONDS - TAXABLE

Series BBBFixed@8.000%30-Apr-99 15-Jul-09   124,665,000  693627 AH4 124,665,000
Series CCCFixed@8.850%30-Apr-99 15-Jan-22    60,055,000  693627 AJ0  53,055,000
Series DDDFixed@8.310%30-Apr-99 01-Sep-32    38,000,000  693627 AK7  38,000,000
Series EEEFixed@6.650%22-Jun-01 15-Jun-06   325,000,000  693627 AU5 325,000,000

FIRST MORTGAGE BONDS BACKED MEDIUM TERM NOTES - Series A

Series A Fixed@ 8.550%01-Jan-92 27-Dec-11     2,000,000  69363F AK8   2,000,000
Series A Fixed@ 8.570%01-Jan-92 27-Dec-11    42,500,000  69363F AH5   5,500,000

FIRST MORTGAGE BONDS BACKED MEDIUM TERM NOTES - Series B

Series B Fixed@ 6.380%19-Aug-93 15-Aug-08     5,000,000  69363F BG6   5,000,000
Series B Fixed@ 6.380%07-Sep-93 03-Sep-08     5,000,000  69363F BK7   5,000,000
Series B Fixed@ 6.380%13-Sep-93 09-Sep-08     6,000,000  69363F BH4   6,000,000
Series B Fixed@ 6.370%13-Sep-93 09-Sep-08     5,000,000  69363F BJ0   5,000,000
Series B Fixed@ 6.370%13-Sep-93 09-Sep-08    11,000,000  69363F BJ0  11,000,000
Series B Fixed@ 6.400%13-Sep-93 09-Sep-08    10,000,000  69363F BL5  10,000,000
Series B Fixed@ 8.230%18-Aug-92 11-Aug-22    10,000,000  69363F AZ5   3,000,000
Series B Fixed@ 8.200%19-Aug-92 12-Aug-22    10,000,000  69363F BA9  10,000,000
Series B Fixed@ 8.180%22-Aug-92 15-Aug-22     5,000,000  69363F BF8   5,000,000
Series B Fixed@ 8.240%29-Aug-92 22-Aug-22    10,000,000  69363F BD3  10,000,000

OTHER LONG TERM DEBT Senior Unsecured Debt
Senior Debts Fixed@6.350% 15-Nov-96 15-Nov-06 100,000,000 693627 AB7     50,000
Senior Notes Fixed@6.520% 30-Apr-99 15-Mar-09  97,342,000 693627 AL0 97,342,000
Debentures Fixed@  7.850% 20-Oct-99 15-Oct-07 265,000,000 693627 AN1265,000,000
Debentures Fixed@  5.000% 23-Sep-03 15-Sep-13 400,000,000 693627 AX9400,000,000

OTHER LONG TERM DEBT Subordinated Unsecured Debt
JUMPS  Fixed @     7.250% 15-Mar-98 15-Mar-28 100,000,000 693627 AE1  2,658,000

                                                PAR VALUE    SHARES OUTSTANDING

PREFERRED STOCK
PSI Energy, Inc.3.500% Cumulative Preferred Stock  100.00                36,695
PSI Energy, Inc.4.160% Cumulative Preferred Stock   25.00               148,763
PSI Energy, Inc.4.320% Cumulative Preferred Stock   25.00               154,781